RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

09045189

RECEIVED
2009 JAN 27 A 7:-9

Exemption File No. 82 – 35005

22nd January, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 22nd January, 2009 in the matter of repurchase of 100, Zero Coupon FCCBs each of US$ 1,00,000 aggregating to Rs.48.77 crore approx. (US$ 10 Million) at a discount and has extinguished the same on January 21, 2009. A copy of the said letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
JAN 29 2009
THOMSON REUTERS

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 22, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Repurchase of Foreign Currency Convertible Bonds (FCCB) at a discount.

We wish to inform you that in terms of approval received from Reserve Bank of India, the Company has repurchased 100, Zero Coupon FCCBs each of US $ 1,00,000 aggregating Rs. 48.77 crore approx. (US $ 10 Million) at a discount, and has extinguished the same on January 21, 2009.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

END